EXHIBIT 12
BELO CORP.
Computation of Ratios
(Dollars in thousands)

Year ended December 31,	1999		2000		2001		2002		2003		2004

Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$276,453		$266,834		$21,763		$213,454		$209,460		$215,801
Add: Total fixed charges	115,696		138,017		116,157		108,451		98,117		94,177
Less: Interest capitalized	2,552		2,398		489		573		500		163

Adjusted earnings	$389,597		$402,453		$137,431		$321,332		$307,077		$309,815

Fixed Charges:
Interest	$113,147		$135,151		$113,145		$105,359		$94,110		$90,327
Portion of rental expense representative of the interest factor (1)	2,549		2,866		3,012		3,092		4,007		3,850

Total fixed charges	$115,696		$138,017		$116,157		$108,451		$98,117		$94,177

Ratio of Earnings to Fixed Charges	3.37	x	2.92	x	1.18	x	2.96	x	3.13	x	3.29	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

Belo Corp.          63